Filed by Progenics Pharmaceuticals, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Progenics Pharmaceuticals, Inc.

Commission File No.: 000 - 23143

On October 9, 2019, Progenics Pharmaceuticals, Inc. issued the following press release disclosing a letter it intends to mail to its shareholders:

Progenics Sends Letter to Shareholders

Highlights Clear and Compelling Value of Lantheus Transaction to All Shareholders

Urges Shareholders to Prevent Velan and its Nominees from Seizing Control of the Board and Company without a Premium to All Shareholders

Urges Shareholders to Sign and Return Progenics’ WHITE Consent Revocation Card

NEW YORK, October 9, 2019 – Progenics Pharmaceuticals, Inc. (NASDAQ:PGNX), an oncology company developing innovative targeted medicines and artificial intelligence to find, fight and follow cancer, today issued the following letter that it intends to mail to shareholders, highlighting its belief in the value that will be created by its recently announced transaction with Lantheus Holdings, Inc. (“Lantheus”),and the uncertainty surrounding Velan Capital L.P.’s (“Velan”) promised, but unproven, strategic plan.

Your Board strongly urges you to sign and return Progenics’ WHITE Consent Revocation Card and discard any Green Consent Cards you receive from Velan.

October 9, 2019

Dear Fellow Shareholder,

In the next few months, you will be asked to vote on two important matters affecting the future of your investment in Progenics:

o

The first relates to whether you want to hand over control of the Board of Directors and the Company to a minority shareholder with no payment of a premium and no proven ability to execute a commercial strategy. As you may be aware, Velan Capital, L.P. (“Velan”), an 11.7% shareholder, recently launched a consent solicitation campaign, attempting to gain control of five of the seven seats on your Board. Velan is taking this action despite numerous good-faith efforts by your Board to reach a reasonable settlement that would have avoided the cost and disruption caused by this campaign.

o

At a later date, you will also be asked to vote on the proposed sale of Progenics to Lantheus, a global leader in the development, manufacture and commercialization of innovative diagnostic imaging agents and products. Your Board negotiated this compelling strategic transaction that delivers a premium and a 35% ownership stake in the combined company with strong prospects for improved top line growth, enhanced operational execution and significant synergy opportunities. Additionally, the transaction provides for an industry leading Board of Directors and a management team with deep experience in the development, manufacturing and commercialization of radiopharmaceuticals, proven in public markets, to lead the combined company.

We believe the choice is clear in both of these matters: We urge you to reject Velan’s unproven nominees and their uncertain, undisclosed strategic plan. This will ensure that you and your fellow shareholders can make a fully informed decision whether you want the clear and compelling value that will be provided through the transaction with Lantheus.

TRANSACTION WITH LANTHEUS WILL DELIVER CLEAR AND COMPELLING VALUE TO ALL SHAREHOLDERS

After nine months of discussions, on October 2, 2019 Progenics announced that it has entered into an agreement to be acquired by Lantheus, a global leader in the development, manufacture and commercialization of innovative diagnostic imaging agents and products. Your Board strongly believes that this transaction, which is expected to close in the first quarter of 2020, delivers clear and compelling value to you, our shareholders:

✓	By leveraging Lantheus’ proven commercial expertise, we believe that the transaction will further advance AZEDRA®’s launch and deliver substantial revenue growth.

✓

Supported by Lantheus’ proven manufacturing, radioisotope supply chain and clinical development expertise, the combination is expected to allow the company to maximize the value of its portfolio, including advancing its promising late-stage clinical candidate PyL toward commercialization and serving as a catalyst for Progenics’ Phase 2 trial of 1095, driving enhanced revenue growth over the long term.

✓

With improved top line growth, revenue diversification, operational execution and synergy opportunities, the transaction is expected to enhance the Company’s cash flow generation and deliver significant EBITDA accretion in the future.

✓

Gives Progenics‘ shareholders the opportunity to participate in the future growth of the combined company along with an implied premium of 21.5% to the Company’s 30-day volume weighted average closing stock price (“VWAP”) for the period ended October 1, 2019.

✓

Progenics shareholders will own ~35% of the combined company and benefit from value creation and growth across the entire enterprise, while benefiting from the cost savings and future cost avoidance that Progenics likely could not achieve as a standalone company.

CONSENTING TO VELAN WILL LEAD TO UNCERTAINTY

Compare all of this to Velan’s disruptive actions, which are intended to gain control of the Board of Directors, Management and business of Progenics with no premium and an undisclosed and untested strategy. Note also that Velan has already publicly denounced the value-enhancing transaction with Lantheus. Velan jumped to this conclusion without even taking the time to review the complete set of information about the transaction that both the Company and Lantheus will make available before the shareholder vote takes place. Given Velan’s intemperate behavior, we believe it is unlikely that its hand-picked nominees would fully and fairly consider the announced transaction. The operational plan proposed by Velan is unknown, but suggests significant Board disruption and yet-to-be-determined management leadership. By contrast, in the proposed transaction with Lantheus, there will be, immediately in place, proven and consistent Board oversight and Management leadership.

Shareholders should sharply scrutinize the Velan nominees’ commitment to proper governance practices. Velan appears to have already bound them to an undisclosed strategic plan – long before any of the nominees would even have an opportunity to step foot in the boardroom. In fact, as Velan has disclosed, its nominees have already been collaborating with Velan on this plan. This type of predetermined behavior could jeopardize the ability of the Board to make fully informed and carefully considered decisions on behalf of ALL of the Company’s shareholders.

YOUR BOARD HAS LISTENED TO SHAREHOLDERS, IS IMPLEMENTING VALUABLE FEEDBACK AND HAS MADE SIGNIFICANT EFFORTS TO SETTLE WITH VELAN

Your Board heard the voices of its shareholders following the Company’s 2019 Annual Meeting, as evidenced by the Company’s recently announced governance enhancements and ongoing shareholder outreach efforts. These enhancements are in addition to the Company’s previously announced retention of Korn Ferry to help identify new board candidates with relevant business, commercial and development expertise. We also accepted the resignations of two directors who were not re-elected at the 2019 Annual Meeting. These resignations are effective next week.

Upon receiving feedback from shareholders, your Board has continued its good faith efforts to settle with Velan. In contrast, Velan has taken inconsistent settlement positions and even refused to accept a settlement framework from the Company that was virtually identical to the first proposal Velan made to the Board in August. Indeed, our last settlement offer, would have given Velan the right to select three out of eight directors and an expense reimbursement in exchange for a standstill that would have lasted less than a year.

Velan’s approach to settlement, in our view, was in bad faith and made a settlement in the best interests of all shareholders impossible. Rather than negotiate, Velan launched its consent solicitation in a clear attempt to impede the Board’s implementation of governance and board composition changes based on substantial shareholder feedback. Velan’s refusal to withdraw its consent solicitation and pursue control of the Board at this time creates the risk that shareholders will be prevented from participating in a fully informed vote on the Lantheus transaction.

While your Board continues to take steps to serve the best interests of all shareholders, shareholders should strongly question whether Velan’s candidates are truly independent and whether they and Velan will look out for anyone other than themselves.

PROTECT THE FUTURE OF YOUR INVESTMENT – SIGN AND RETURN THE WHITE CONSENT REVOCATION CARD

We urge you to support your Company’s Board by signing, dating and returning the enclosed WHITE Consent Revocation Card TODAY. If you receive a Green Consent Card from Velan, please discard it. If you have any questions or require assistance, please contact Progenics’ proxy solicitor, MacKenzie Partners, Inc. toll-free at (800) 322-2885 or PGNX@mackenziepartners.com.

Sincerely,

The Progenics Board of Directors

About PROGENICS

Progenics is an oncology company focused on the development and commercialization of innovative targeted medicines and artificial intelligence to find, fight and follow cancer, including: therapeutic agents designed to treat cancer (AZEDRA®, 1095, and PSMA TTC); prostate-specific membrane antigen (“PSMA”) targeted imaging agents for prostate cancer (PyL™ and 1404); and imaging analysis technology (aBSI and PSMA AI). Progenics has three commercial products, AZEDRA, for the treatment of patients with unresectable, locally advanced or metastatic pheochromocytoma or paraganglioma (rare neuroendocrine tumors of neural crest origin) who require systemic anticancer therapy; and oral and subcutaneous formulations of RELISTOR® (methylnaltrexone bromide) for the treatment of opioid-induced constipation, which are partnered with Bausch Health Companies Inc.

Cautionary Statement Regarding Forward-Looking Statements

This document contains projections and other “forward-looking statements” regarding future events. Statements contained in this communication that refer to Progenics’ estimated or anticipated future results or other non-historical facts are forward-looking statements that reflect Progenics’ current perspective of existing trends and information as of the date of this communication and include statements regarding Progenics’ strategic and operational plans and delivering value for stockholders. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such statements are predictions only, and are subject to risks and uncertainties that could cause actual events or results to differ materially. All statements, other than historical facts, including the expected timing of the closing of the proposed transaction between Progenics and Lantheus (the “merger”); the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, synergies, revenue growth, creating stockholder value, growth potential, market profile, enhanced competitive position, and financial strength and flexibility; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Progenics’ and Lantheus’ plans, estimates or expectations could include, but are not limited to: (i) Progenics or Lantheus may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Progenics or Lantheus to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Progenics or Lantheus does business, or on Progenics’ or Lantheus’ operating results and business generally; (v) Progenics’ or Lantheus’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Progenics or Lantheus may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Progenics or Lantheus may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the costs and management distraction attendant to a proxy contest or consent solicitation; (xiii) the cost, timing and unpredictability of results of clinical trials and other development activities and collaborations; (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all; and (xv) uncertainties associated with the consent solicitation engaged in by Velan Capital, L.P. and certain other participants (the “Velan Consent Solicitation”). More information concerning Progenics and such risks and uncertainties is available on its website, and in its press releases and reports it files with the Securities and Exchange Commission (“SEC”), including those risk factors included in its Annual Report on Form 10-K for the year ended December 31, 2018, as updated in its subsequent Quarterly Reports on Form 10-Q. Progenics is providing the information in this document as of its date and, except as expressly required by law, Progenics disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or circumstances or otherwise.

Important Additional Information For Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the Velan Consent Solicitation, Progenics has filed a definitive consent revocation statement and accompanying WHITE consent revocation card with the SEC, which will also be mailed to Progenics’ stockholders. PROGENICS’ STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE CONSENT REVOCATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE ACCOMPANYING WHITE CONSENT REVOCATION CARD BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders can obtain free copies of Progenics’ consent revocation statement, any amendments or supplements to the consent revocation statement, and other documents filed with the SEC by Progenics in connection with the consent revocation solicitation through the website maintained by the SEC at https://www.sec.gov.

In addition, in connection with the proposed merger, Lantheus intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Progenics and Lantheus that also constitutes a prospectus of Lantheus. Each of Progenics and Lantheus also plan to file other relevant documents with the SEC regarding the proposed merger. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Progenics and Lantheus. INVESTORS AND SECURITY HOLDERS OF PROGENICS AND LANTHEUS ARE STRONGLY ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Progenics or Lantheus through the website maintained by the SEC at https://www.sec.gov.

Copies of the documents filed with the SEC by Progenics will also be available free of charge on Progenics’ website at https://www.progenics.com or by contacting Progenics’ Investor Relations Department by email at mdowns@progenics.com or by phone at (646) 975-2533. Copies of the documents filed with the SEC by Lantheus will also be available free of charge on Lantheus’ internet website at https://www.lantheus.com or by contacting Lantheus’ Investor Relations Department by email at ir@lantheus.com or by phone at (978) 671-8001.

Certain Information Regarding Participants

Progenics, its directors, executive officers and certain employees may be deemed participants in the solicitation of consent revocations in connection with the Velan Consent Solicitation. In addition, Progenics, Lantheus, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger.

Information regarding the participants of Progenics in the solicitation of consent revocations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in Progenics’ definitive consent revocation statement filed with the SEC on October 8, 2019 in response to the Velan Consent Solicitation. Information regarding the participants of Progenics in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Other information about the directors and executive officers of Progenics is set forth in Progenics’ Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 15, 2019 and amended on April 30, 2019, and its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019.

Information about the directors and executive officers of Lantheus is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 20, 2019, its definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019 and its Current Report on Form 8-K, which was filed with the SEC on March 25, 2019. Other information regarding the participants of Lantheus in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at https://www.sec.gov and from Investor Relations at Progenics or Lantheus as described above.

Investor Contact

Melissa Downs

Investor Relations

(646) 975-2533

mdowns@progenics.com

Additional Investor Contact

Bob Marese / David Whissel

MacKenzie Partners, Inc.

(212) 929-5500

Media Contact

Michael Freitag / James Golden / Clayton Erwin

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

(PGNX-F)